Exhibit 99.3

Biddance AI Systems, Inc. Announces First Half of Fiscal Year 2026 Financial Results

XIAMEN, China, Oct. 27, 2026 /PRNewswire/ -- Biddance AI Systems, Inc. (Nasdaq: BDAI) (the “Company”), a China-based information technology consulting and solutions service provider, today announced its unaudited financial results for the six months ended June 30, 2026.

Ms. Xiaoyang Huang, Chief Executive Officer and Director of Biddance AI Systems, Inc., commented, “We are delighted with the robust year-over-year revenue growth achieved in the first half of the fiscal year. Our hardware and equipment sales served as the main revenue driver, providing solid support to the segment’s expansion. Concurrently, we are aggressively seeking to expand our client base for our tax services.”

First Half 2026 Financial Highlights

●	Revenue was $1.23 million for the six months ended June 30, 2026 compared to $0.74 million for the same period of last year.

●	Cost of revenue was $1.02 million for the six months ended June 30, 2026 compared to $0.57 million for the same period of last year.

●	Gross profit was $0.20 million for the six months ended June 30, 2026 compared to $0.17 million for the same period of last year.

●	Net loss was $1.37 million for the six months ended June 30, 2026 compared to a net loss of $0.92 million for the same period of last year.

First Half 2026 Financial Results

Revenue

Total revenues were $1.23 million for the six months ended June 30, 2026, compared to $0.74 million for the same period of last year. The revenue increase was mainly due to the increase in hardware sales.

Gross Profit and Gross Margin

Gross profit was $0.20 million for the six months ended June 30, 2026 compared to $0.17 million for the same period of last year.

Gross profit margin as a percentage of revenue decreased to 16.4% for the six months ended June 30, 2026 from 23.4% for the same period of last year.

Operating Expenses

Operating expenses were $2.00 million for the six months ended June 30, 2026, an increase of 31.7% from $1.52 million for the same period of last year. The increase in operating expense in 2026 was primarily due to the increase in general and administrative expenses.

Other Income

Total other income, net, was $0.33 million ($327,339) and $0.33 million ($330,596) for the six months ended June 30, 2026 and 2025, respectively.

Net Income (Loss)

As a result of the factors described above, net loss was $1.37 million for the six months ended June 30, 2026, compared to a net loss of $0.92 million for the comparable period of 2025.

Basic and Diluted Loss per Share

Basic and diluted loss per share was $0.16 for the six months ended June 30, 2026, compared to $0.11 for the same period of last year.

Cash Flow

Net cash used in operating activities was $1.08 million for the six months ended June 30, 2026, compared to net cash provided by operating activities of $1.15 million for the same period of last year.

Net cash provided by investing activities was $4.15 million for the six months ended June 30, 2026, compared to net cash used in investing activities of $0.23 million for the same period of last year.

Net cash provided by financing activities was $10.42 million for the six months ended June 30, 2026.

About Biddance AI Systems, Inc.

Biddance AI Systems, Inc. (formerly known as Hitek Global Inc.), headquartered in Xiamen, China, is an information technology (“IT”) consulting and solutions service provider in China. The Company has two lines of business: 1) services to small and medium businesses, which consists of Anti-Counterfeiting Tax Control System (“ACTCS”) tax devices, ACTCS services, and IT services, and 2) services to large businesses, which consists of hardware sales and software sales. The Company’s vision is to become a one-stop consulting destination for holistic IT and other business consulting services in China. For more information, visit the Company’s website at http://www.xmhitek.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For investor and media inquiries please contact:

Biddance AI Systems, Inc.

Investor Relations

Tianyu Xia

xiaty@xmhitek.com

BIDDANCE AI SYSTEMS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

The following tables summarize our results of operations for the periods indicated:

	June 30, 2026	December 31, 2025
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$17,088,014	$3,611,999
Short-term investments	19,970,243	18,364,219
Accounts receivable, net	5,350,006	5,407,989
Advances to suppliers, net	4,422	290,680
Inventories, net	85,568	79,411
Loans receivable	589,528	6,020,220
Other receivable	5,846,247	6,846,247
Prepaid expenses and other current assets	10,507	171,661
Total current assets	48,944,535	40,792,426

Non-current assets
Non-current accounts receivable, net	-	1,027,421
Non-current loans receivable	-	285,996
Property, equipment and software, net	332,488	475,189
Total non-current assets	332,488	1,788,606
Total Assets	$49,277,023	$42,581,032

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	$255,982	$292,065
Loan payable – related party	-	2,645,465
Deferred revenue	65,298	73,059
Taxes payable	1,832,077	1,795,736
Accrued expenses and other current liabilities	160,776	148,342
Total current liabilities	2,314,133	4,954,667

Non-current Liabilities
Deferred income tax liabilities, net	1,559,142	1,616,053
Total non-current liabilities	1,559,142	1,616,053
Total Liabilities	3,873,275	6,570,720

Commitments and Contingencies	-	-

Shareholders’ Equity
Class A Ordinary Shares, US$0.375 par value; 800,000 shares authorized, 799,861 shares issued and outstanding as of June 30, 2026; 800,000 shares authorized, 5,629 shares issued and outstanding as of December 31, 2025*	299,948	2,111
Class B Ordinary Shares, US$0.0001 par value; 150,000,000 shares authorized, 8,192,000 shares issued and outstanding	819	819
Additional paid-in capital	35,040,217	24,920,060
Statutory reserve	836,215	836,215
Retained earnings	9,301,135	10,671,200
Accumulated other comprehensive loss	(74,586)	(420,093)
Total Shareholders’ Equity	45,403,748	36,010,312

Total Liabilities and Shareholders’ Equity	$49,277,023	$42,581,032

BIDDANCE AI SYSTEMS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars, except for the number of shares)

	Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Revenues	$1,226,046	$741,541
Cost of revenues	(1,024,835)	(567,675)
Gross profit	201,211	173,866

Operating expenses:
General and administrative	2,002,067	1,519,128
Selling	1,411	2,325
Total operating expenses	2,003,478	1,521,453

Operating loss	(1,802,267)	(1,347,587)

Other income (expense)
Net investment gain	102,363	82,463
Interest income	210,639	412,683
Interest expense	-	(153,049)
Other income (expense), net	14,337	(11,501)
Total other income, net	327,339	330,596

Loss before income taxes	(1,474,928)	(1,016,991)
Income tax benefit	(104,863)	(100,882)

Net loss	$(1,370,065)	$(916,109)
Comprehensive loss
Net loss	$(1,370,065)	$(916,109)
Foreign currency translation gain	345,507	236,419

Comprehensive loss	$(1,024,558)	$(679,690)
Loss per ordinary share
Basic and diluted	$(0.16)	$(0.11)

Weighted average number of ordinary shares outstanding
Basic and diluted*	8,313,997	8,197,629

BIDDANCE AI SYSTEMS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Six Months Ended June 30, 2026 and 2025

(Expressed in U.S. Dollars, except for the number of shares)

	Class A Ordinary Shares*		Class B Ordinary Shares		Additional			Accumulated other	Total
	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive loss	Shareholders’ Equity
Balance as of December 31, 2024	5,629	$2,111	8,192,000	$819	$24,920,060	$836,215	$10,491,058	$(975,343)	$35,274,920
Foreign currency translation adjustment	-	-	-	-	-	-	-	236,419	236,419
Net loss	-	-	-	-	-	-	(916,109)	-	(916,109)
Balance as of June 30, 2025 (unaudited)	5,629	$2,111	8,192,000	$819	$24,920,060	$836,215	$9,574,949	$(738,924)	$34,595,230

	Class A Ordinary Shares*		Class B Ordinary Shares		Additional			Accumulated other	Total
	Number of shares	Amount	Number of shares	Amount	paid-in capital	Statutory reserve	Retained earnings	comprehensive loss	Shareholders’ Equity
Balance as of December 31, 2025	5,629	$2,111	8,192,000	$819	$24,920,060	$836,215	$10,671,200	$(420,093)	$36,010,312
Foreign currency translation adjustment	-	-	-	-	-	-	-	345,507	345,507
Issuance of ordinary shares	794,232	297,837	-	-	10,120,157		-	-	10,417,994
Net loss	-	-	-	-	-	-	(1,370,065)	-	(1,370,065)
Balance as of June 30, 2026 (unaudited)	799,861	$299,948	8,192,000	$819	$35,040,217	$836,215	$9,301,135	$(74,586)	$45,403,748

BIDDANCE AI SYSTEMS, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(1,370,065)	$(916,109)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	154,064	145,775
Loss on disposal of property, plant and equipment	1,433	-
Accrued interest income from loans, net	-	(104,790)
Net investment gain	(55,640)	(66,820)
Provision for expected credit losses of receivables	506,980	482,621
Provision for obsolete inventories	2,019	3,832
Deferred income tax	(105,252)	(100,882)
Changes in operating assets and liabilities:
Short-term investments - trading securities	(1,312,113)	2,427,711
Accounts receivable	710,590	1,044,167
Advance to suppliers	291,845	(2,272,803)
Inventories	(5,700)	12,483
Prepaid expenses and other current assets	164,540	265,122
Accounts payable	(42,330)	(50,983)
Advance from customers	-	291,466
Deferred revenue	(9,888)	(16,056)
Tax payable	(18,497)	5,781
Due to related parties	-	16,546
Accrued expenses and other current liabilities	7,798	(13,461)
Net cash (used in) provided by operating activities	(1,080,216)	1,153,600

Cash flows from investing activities:
Loans to third parties	(291,443)	(413,645)
Loans repayment by third parties	3,439,030	137,882
Purchases of held-to-maturity investments	(1,000,000)	(1,650,000)
Redemption of held-to-maturity investments	2,000,000	700,000
Refund of deposit for acquisition	-	1,000,000
Net cash provided by (used in) investing activities	4,147,587	(225,763)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	10,417,994	-
Net cash provided by financing activities	10,417,994	-

Effect of exchange rate changes on cash	(9,350)	33,690
Net increase in cash	13,476,015	961,527
Cash and cash equivalents at the beginning of period	3,611,999	7,236,798
Cash and cash equivalents at the end of period	$17,088,014	$8,198,325

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.